SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NCI BUILDING SYSTEMS, INC.
(Name of Subject Company (Issuer))
NCI BUILDING SYSTEMS, INC.
(Name of Filing Person (Issuer))
2.125% Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)
628852AG0
(CUSIP Number of Class of Securities)
Todd R. Moore
Executive Vice President, General Counsel and Secretary
10943 North Sam Houston Parkway West
Houston, Texas 77064
(281) 897-7788
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by NCI Building Systems, Inc. (“NCI”) with the Securities and Exchange Commission on November 9, 2009. Pursuant to Rule 12b.15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and restates only the item of the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein.
Item 12. Exhibits

Exhibit
Number	Description
(a)(1)	Designated Event Notice to Holders of 2.125% Convertible Senior Subordinated Notes due 2024, dated November 19, 2009.*

*	This Designated Event Notice reflects the following changes to the Designated Event Notice to Holders of 2.125% Convertible Senior Subordinated Notes due 2024, dated November 9, 2009:
1.	The third paragraph on the first page is hereby deleted in its entirety and replaced by the following:
     “NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture that, at the option of each Holder (the “Designated Event Repurchase Option”), on December 8, 2009 (the “Designated Event Repurchase Date”), the Notes will be purchased by the Company for a purchase price (the “Purchase Price”) in cash equal to 100% of the principal amount thereof, together with the accrued and unpaid interest (the “Interest”) thereon to, but excluding, the Designated Event Repurchase Date, upon the terms and subject to the conditions set forth in the Indenture, the Notes, this Designated Event Notice and the related notice materials, as amended and supplemented from time to time (the “Designated Event Repurchase Option Documents”). We excluded any additional amounts (as such term is defined in the Registration Rights Agreement, dated November 16, 2004, by and among the Company and the initial purchasers of the Notes, the “Additional Amounts”) from the Purchase Price because there are no accrued and unpaid Additional Amounts. The amount of accrued and unpaid Interest accrued and unpaid to, but excluding, the Designated Event Repurchase Date on each $1,000 principal amount of the Notes is $1.2986. Holders may surrender their Notes for purchase as provided in this Designated Event Notice from November 9, 2009 through 11:59 p.m., New York City time, on the Designated Event Repurchase Date.”
2.	The words “Rule 14e-5” in the first sentence of the second paragraph on page ii are hereby deleted and replaced by the following:
     “Rule 13e-4(f)(6)”
3.	The paragraph under the heading “How much will you pay and what is the form of payment?” on page 1 is hereby deleted in its entirety and replaced by the following:
     “Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price (the “Purchase Price”) equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest (the “Interest”) thereon to, but excluding, December 8, 2009 (the “Designated Event Repurchase Date”), with respect to any and all Notes validly surrendered for purchase and not withdrawn. We excluded any additional amounts (as such term is defined in the Registration Rights Agreement, dated November 16, 2004, by and among the Company and the initial purchasers of the Notes, the “Additional Amounts”) from the Purchase Price because there are no accrued and unpaid Additional Amounts. The amount of accrued and unpaid Interest to, but excluding, the Designated Event Repurchase Date on each $1,000 principal amount of the Notes is $1.2986. The Purchase Price is based solely on the requirements of the Indenture and bears no relationship to the market price of the Notes or the common stock, par value $0.01, of the Company (the “Common Stock”). Pursuant to the terms of the Indenture, we will pay the Purchase Price in cash with respect to any Notes validly surrendered for purchase and not withdrawn prior to 11:59 p.m., New York City time, on the Designated Event Repurchase Date. (See Section 2.2, “Information Concerning the Notes—Purchase Price.”)”
4.	The following sentence shall be added at the end of the third paragraph on page 6:
     “The foregoing conditions shall be satisfied or waived on or prior to the Designated Event Repurchase Date for the Company to purchase the Notes.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

NCI BUILDING SYSTEMS, INC.
By:	/s/ Todd R. Moore
Todd R. Moore
Executive Vice President, General Counsel and Secretary

Date: November 19, 2009

Index to Exhibits

Exhibit
Number	Description
(a)(1)	Designated Event Notice to Holders of 2.125% Convertible Senior Subordinated Notes due 2024, dated November 19, 2009.